[VITESSE SEMICONDUCTOR CORPORATION LETTERHEAD]

October 28, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Mary Beth Breslin

Re:

Vitesse Semiconductor Corporation

Application for Qualification on Form T-3

Filed October 21, 2009

File Nos. 022-28912, 022-28912-01 and 022-28912-02

Ladies and Gentlemen:

This letter is being furnished by Vitesse Semiconductor Corporation (the “Company”) in response to an oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form T-3 that was filed with the Commission on October 21, 2009.  For the convenience of the Staff, the comment is restated in bold and italics prior to the Company’s response.

Form T-3

1.                                      On what basis did the Company determine that it was not required to file a Schedule TO in connection with its negotiated debt restructuring transaction?

Response:

Based on the following analysis the Company concluded that it was not required to file a Schedule TO in connection with its negotiated debt restructuring transaction.

I.              Summary of Relevant Facts

All holders of the Company’s 1.50% Convertible Subordinated Debentures Due 2024 (the “2024 Debentures”) had the right to require the Company to repurchase the 2024 Debentures on October 1, 2009 for 113.76% of the principal amount to be purchased.  In its annual report on Form 10-K for the fiscal year ended September 30, 2008, the Company disclosed that it did not expect to have sufficient cash to pay the full principal amount and premium on the 2024 Debentures if all of the holders of the 2024 Debentures exercised their repurchase rights.

In June 2009, the Company participated in discussions regarding repayment solutions with three beneficial owners (including investment advisors) of the 2024 Debentures who, the Company was informed, owned approximately 71% of the 2024 Debentures.  These three beneficial owners were represented at the time by Gibson Dunn & Crutcher LLP (“Gibson Dunn”).  From June 2009 through September 2009, the Company participated in sporadic discussions with these beneficial owners and their legal counsel, primarily in connection with potential forbearance arrangements in connection with merger transactions being contemplated by the Company.  By early October 2009, Gibson Dunn represented five beneficial owners of 2024 Debentures who owned approximately 86% of the 2024 Debentures.  The Company was informed that each of these beneficial owners individually retained exclusive discretion whether to enter into any arrangements with the Company regarding their 2024 Debentures.

Substantially all of the holders of the 2024 Debentures exercised their repurchase right prior to October 1, 2009.  Because the Company was unable to pay the repurchase price for the 2024 Debentures, the trustee under the indenture governing the 2024 Debentures delivered an event of default notice to the Company.  The Company’s failure to pay such repurchase price also caused a default under the Company’s $30 million senior secured loan.  Eventually, the Company entered into a series of forbearance agreements to provide over two weeks of additional time to negotiate the terms of a debt restructuring.

On October 19, 2009, the Company announced that, effective October 16, 2009, it entered into a Debt Conversion Agreement (the “Conversion Agreement”) with the beneficial owners of more than 96.7% of the 2024 Debentures.   The beneficial owners who entered into the Debt Conversion Agreement with the Company include the five beneficial owners represented by legal counsel and one other beneficial holder which owns $10 million of the 2024 Debentures (collectively, the “Converting Noteholders”).  All of Converting Noteholders are institutions and hedge fund investors that are very sophisticated with respect to the distressed securities and debt restructurings.  The terms of the Conversion Agreement and the related debt restructuring transaction are set forth in the Current Report on Form 8-K that the Company filed with the Commission on October 20, 2009.  In connection with the consummation of the debt restructuring transaction contemplated by the Conversion Agreement, the Company expects to pay the full principal amount, premium and accrued interest on any 2024 Debentures held by persons who are not parties to the Conversion Agreement.

II.            Analysis

A Schedule TO is required to be filed pursuant to Rule 13e-4(c) promulgated under the Exchange Act of 1934 when an issuer is makes a tender offer for its own equity securities.  Whether the discussions and negotiations with holders of a substantial majority of the 2024 Debentures leading up to the execution of the Debt Conversion Agreement constitute an issuer tender offer within the meaning of Rule 13e-4 depends on whether the issuer makes a tender offer for any of the issuer’s equity securities.  The 2024 Debentures constitute equity securities of the Company because they are convertible into common stock of the Company.  As a result, whether the Schedule TO filing requirements apply to these activities of the Company depends on whether the Company made a “tender offer.”

B.            Analysis of Wellman Factors

While the term “tender offer” has never been defined in any statutory provision or rule, courts generally have applied an eight-factor test in determining whether a particular acquisition program constitutes a tender offer. See, e.g., SEC Release No. 34-43069.  These factors include whether the transaction: (1) involves an active and widespread solicitation of security holders; (2) involves a solicitation for a substantial percentage of the issuer’s stock; (3) offers a premium over the market price; (4) contains terms that are fixed as opposed to flexible; (5) is conditioned upon the tender of a fixed number of securities; (6) is open for a limited period of time; (7) pressures security holders to respond; and (8) would result in the bidder acquiring a substantial amount of securities. SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985); Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979). The following analysis discusses each of the eight factors.

1.             Active and widespread solicitation of public holders of the securities

The Company did not engage in any active solicitation of the public holders of the 2024 Debentures.  Instead, the Company had been contacted by several holders of the 2024 bonds on multiple occasions for the purposes of negotiating a debt restructuring transaction with the Company.  As early as June 2009, holders of more than a majority of the 2024 Debentures provided a term sheet to the Company proposing a debt restructuring transaction.

2.             Whether solicitation is for a substantial percentage of the securities involved

The Converting Noteholders own a substantial percentage of the 2024 Debentures.  The ownership of the 2024 Debentures is extremely concentrated among a very small number of holders.  In cases where ownership is concentrated among a few holders, however, this factor is less relevant than the other factors of the test.

3.                                      Whether the offer to purchase is at a premium over the current market value of the securities.

It is difficult to estimate the market value of the 2024 Debentures on October 16, 2009, the effective date of the Debt Conversion Agreement.  During 2009, the 2024 Debentures were trading at a substantial discount to their face value.  The 2024 Debentures were, however, not listed on any exchange, ownership was highly concentrated among a small number of holders and trading in these debentures was not liquid.  Furthermore, trading with respect to substantially all of these debentures ceased by October 1, 2009 because substantially all of the holders of the 2024 Debentures had delivered their 2024 Debentures to the Trustee through the facilities of DTC in connection with their exercise of repurchase rights.  Assuming that one indication of market value is the amount of consideration that fully-informed parties in a negotiated, arms’ length transaction would be willing to accept for the 2024 Debentures, then the Converting Noteholder received market value.

4.             Whether there is an absence of negotiation

Another characteristic of a tender offer is that the terms of the offer are firm rather than negotiable.  This characteristic is clearly absent in the instant case because the terms of the debt restructuring transaction and the Conversion Agreement were heavily negotiated by the parties, all of which were represented by legal counsel.

5.             Whether the offer is conditioned on a minimum number of securities tendered

Although the debt restructuring was conditioned upon the participation by a minimum principal amount of 2024 Debentures, a minimum amount was suggested by the Converting Noteholders and set by negotiation between the Company and the Converting Noteholders.  This term of the restructuring transaction was driven primarily by limitations on the Company’s cash resources.  Without this minimum condition, any debt restructuring transaction would not have been tenable and the Company likely would have been forced to file for bankruptcy protection because the Company would not have had sufficient cash to pay non-participating holders of 2024 Debentures.

6.             Whether the offer is open for a limited time

The Company did not impose any time constraints on the negotiations with the Converting Noteholders.

7.             Whether the holder is under pressure to sell

The Company did not exert pressure over the holders of the 2024 Debentures to enter into an agreement or to otherwise participate in a debt restructuring.  The Converting Noteholders had the option to exercise their remedies under the indenture governing the 2024 Debentures and applicable law in lieu of negotiating with the Company. As a result, the Converting Noteholders, and not the Company, were negotiating from a position of strength.

8.             Whether publicity is followed by rapid accumulation of the securities

The Company did not accumulate any 2024 Debentures through open market repurchases after announcing its entry into the Conversion Agreement, and did not acquire any 2024 Debentures prior to such announcement.  The Company instead expects to repay the full principal amount, premium and accrued interest on any 2024 Debentures that are not cancelled as a result of the debt restructuring transaction.  Specifically, the Debt Conversion Agreement provides the Company will pay to the Trustee in cash the full principal amount, premium and interest on the other remaining 2024 Debentures.   The Trustee will then arrange to have such funds distributed to the remaining holders through the facilities of DTC on the business day following the closing.

B.            Analysis under Hanson Trust

Some courts have declined to follow the eight factor test and have instead looked to whether the sellers need the protections of the tender offer rules.  Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985) (cited in SEC Release No. 34-43069 at n. 3).   In the case of the Company’s debt restructuring transaction, the sellers were accredited investors. Specifically, they were institutions and hedge fund investors that are sophisticated with respect to distressed securities and debt restructurings.  Additionally, they were represented by experienced legal counsel during several months of extensive negotiations.  Based on these facts, the Converting Noteholders are not the type of persons that need the protections of the tender offer rules.

Additionally, this is not the type of transaction contemplated by Rule 13e-4 and Regulation 14E.  The debt restructuring transaction represents a negotiated compromise of the rights of the Converting Noteholders to receive a full cash payment and permits the Company to meet its obligations to the non-participating holders in cash without such compromise.  Specifically, the debt restructuring transaction facilitates payment in cash of the full principal, premium and accrued interest on the 2024 Debentures held by non-participating holders.

Conclusion

Whether viewed under the relevant criteria of the “eight factor test” or more generally from the totality of the circumstances and the need of the holders of the 2024 Debentures for the protection of the tender offer rules, the discussions and negotiations with holders of a substantial majority of the 2024 Debentures leading up to the execution of the Debt Conversion Agreement do not constitute a tender offer.  As a result, the Company concluded that is was not required to file a Schedule TO in connection with its debt restructuring activities.

*              *              *

On behalf of the Company, the undersigned acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Form T-3;  (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission or any person from taking any action with respect to the Form T-3; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please contact the undersigned at (805) 388-7541, Robert Plesnarski of O’Melveny & Myers LLP at (202) 383-5149 or Andrew Bor of Perkins Coie LLP at (206) 395-8577.

Sincerely,

/s/ Michael B. Green
Michael B. Green
Vice President, General Counsel and Secretary

cc:	Andrew Bor, Perkins Coie LLP
Judith Weiss, Perkins Coie LLP
Bruce McNamara, Perkins Coie LLP
Robert Plesnarski, O’Melveny & Myers LLP